

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

March 29, 2010

By U.S. Mail and Facsimile

Ms. Hui Peng Cheng
President and Chief Executive Officer
Sunnyside Acres Mobile Estates
P.O. Box 031-088, Shennan Zhong Road,
Shenzhen City, P.R. China 518031

Re: Sunnyside Acres Mobile Estates
Form 10-K for the Fiscal Year Ended December 31, 2008
File April 15, 2009
File No. 000-52224

Dear Ms. Cheng:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: Vincent J. McGill, Esq.
Via facsimile (212) 779-9928